

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2022

David Bryant
Chief Financial Officer
ACRES Commercial Realty Corp.
390 RXR Plaza
Uniondale, NY 11556

      Re: ACRES Commercial Realty Corp.
           Form 10-K for fiscal year ended December 31, 2021
           Filed March 9, 2022
           File No. 001-32733

Dear Mr. Bryant:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Real Estate & Construction